NESTOR, INC.	42 Oriental Street Third Floor Providence, RI 02908 (401) 274-5658, Fax (401) 274-5707
12 September 2006

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0406

Attn: Rebekah Toton

Re:	Nestor, Inc.
Registration Statement on Form S-3
File No. 333-135778
Request for Acceleration

Ladies and Gentlemen:

Nestor, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Thursday, September 14, 2006 at 11:00 am EDT or as soon thereafter as practicable.

The Company acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses to your comments and related matters, please contact undersigned at (401) 274-5658, ext. 738. Thank you very much for your consideration and assistance.

Very truly yours,

/s/ Benjamin M. Alexander
Benjamin M. Alexander